

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 22, 2007

Mr. Darvie D. Fenison
Director
Prospero Minerals Corp.
345 East Pumphouse Road
Somerset, Kentucky 42503

Re: Prospero Minerals Corp.
Form 8-K
File No. 0-30919
Filed July 14, 2006

Dear Mr. Fenison:

We issued comments to you on the above captioned filing(s) on October 13, 2006**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 8, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 8, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry at 202-551-3761 if you have any questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Robert Brantl